NO ACT

PE
1-8-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000187

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Robert J. Joseph
Jones Day
rjjoseph@jonesday.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-21-13

Re: OGE Energy Corp.
Incoming letter dated January 8, 2013

Dear Mr. Joseph:

This is in response to your letter dated January 8, 2013 concerning the shareholder proposal submitted to OGE by Gerald R. Armstrong. We also have received a letter from the proponent dated January 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: OGE Energy Corp.
Incoming letter dated January 8, 2013

The proposal requests that the board take the steps necessary, at the earliest possible time, to re-incorporate in the State of Delaware.

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance. We also are unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by other shareholders at large. Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that OGE's policies, practices, and procedures compare favorably with the guidelines of the proposal such that OGE has substantially implemented the proposal. Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2013

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, North East
Washington, D. C. 20549

Re: OGE Energy Corp.
Shareholder Proposal of Gerald R. Armstrong
Objections by Counsel for OGE Energy Corp.

Greetings

As the proponent of a shareholder proposal to OGE Energy Corp, I have recently received a letter setting forth the objections to the proposal and seeking a "No-Action" position of the staff of the Commission allowing its omission from the proxy statement.

The topic of the proposal is to have OGE Energy Corp. reincorporate in the State of Delaware.

Contrary to the letter of the counsel, this proposal is not being presented as a personal grievance. It is being presented as a matter to improve the governance practices of a corporation incorporated in the State of Oklahoma. The same proposal has been submitted to ONEOK, Inc. and Chesapeake Energy Corp. which are also incorporated in Oklahoma.

Previously, I had presented proposals to declassify terms of directors from three years to one year at OGE Energy Corp., ONEOK, Inc., and Cheaspeake Energy Corp. In each case, the proposals passed upon favorable vote of the shareholders and OGE Energy Corp. and ONEOK, Inc. sought approval of their shareholders to amend their articles of incorporation approporiately. This was done and one year terms were in place at ONEOK, Inc. and a OGE Energy Corp.

Chesapeake Energy Corp. resisted doing so and disregarded the mandate of its shareholders. That mandate was following its 2008 annual meeting where is received votes of 231,525,541 shares, 61% of the shares voted, worth $13,440,057,655 on the meeting date.

The proposal was introduced and approved in a similar manner in its 2009 annual meeting.

These mandates were disregarded and in the fall of 2010, Chesapeake Energy Corp., throught its lobbyists, caused the state legislature of Oklahoma to amend a proposal law, which was passed and signed by the governor, that included a requirement that all corporations incorporated in Oklahoma with more than 1,000 shareholders be required to have a classified board of directors with three-year terms for each director. This action caused ONEOK, Inc. and OGE Energy Corp. to be in violation of Oklahoma statutes.

After the serious review of this action, ONEOK, Inc. and OGE Energy Corp. decided it was in the best interests of their shareholders to seek legislation to exempt corporations which had one-year terms for their directors, from the "new" legislation. After incurring legal fees, their own time, the costs of legislative consultants, they were successful in efforts of having new legislation adopted and signed by the governor.

As stated previously in this letter, there is no personal grievance involved on the part of the proponent. The proponent seeks better governance practices than those which were caused by the legislature and governor in the recent past.

The proposal introduced by the proponent in last year's meeting of Chesapeake Energy Corporation for it to reincorporate in Delaware did pass.

The proponent believes if CHESAPEAKE ENERGY CORPORATION, ONEOK, Inc., and OGE Energy Corp. were to reincorporate in Delaware, it would give each greater governance as the Delaware legislature is known for fairness and integrity in dealing with the many issues facing corporations and their shareholders and not be faced with the whims of a legislature and governor which were apparently influenced by Chesapeake Energy Corporation that seems to have had a powerful influence over the state legislature and governor who seem beholden to it.

The proponent believes that as there has been no apparent change in the make-up of the state legislature of Oklahoma, Delaware would be a better domicile for these corporations. It should be noted that The Williams Companies, Inc. and Devon Corporation are two succsssful energy corporations, each with headquarters in Oklahoma, which have adopted annual election provisions for all directors and were not affected by the whims of the Oklahoma legislature as both are incorporated in Delaware.

In the past, the staff of the Commission has refused to grant "No Action" statements to other corporations wishing to deny such a topic on their agenda and the proponent believes that action would be in order, again.

Thank you for considering this information and my request.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

cc: Jones Day

by: Facsimile Transmission
202-772-9201

and, First Class Mail

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601.1692
TELEPHONE: +1.312.782.3939 • FACSIMILE: +1.312.782.8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

January 8, 2013

No-Action Request
1934 Act/Rule 14a-8

Via E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client OGE Energy Corp., an Oklahoma corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2013 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 16, 2013. The definitive copies of the 2013 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2013. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Staff Legal Bulletin 14D, we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission e-mail address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)(2)), and the undersigned has included his name, email address and telephone number in this letter. We are simultaneously forwarding by overnight mail a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2013 proxy materials.

Background

The Proposal requests that the Company's Board of Directors take the steps necessary to re-incorporate in the State of Delaware.

A copy of the Proposal, including the supporting statement, is attached to this letter as Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 proxy materials pursuant to Rule 14a-8(i)(10) and/or Rule 14a-8(i)(4).

Discussion of Reasons for Omission

I. Rule 14a-8(i)(10) – The Proposal May be Omitted Because it Has Been Substantially Implemented.

Although the "Resolution" portion of the Proposal only refers to re-incorporating in Delaware, the supporting statement and the Proponent's history with the Company indicate that the real intent of the resolution is to provide for annual voting for all directors. In fact, annual, or one-year, terms for directors are mentioned in six of the eight paragraphs of the supporting statement. In 2008 and 2009, the Proponent submitted a shareholder proposal calling for the annual election of all directors of the Company. In 2010, the Board of Directors of the Company adopted, and the shareholders approved, changes to the Company's charter and by-laws to implement annual elections for all directors. In the supporting statement for the Proposal, Proponent incorrectly asserts that changes to Oklahoma law caused the Company to be in violation of Oklahoma law. That is not true. The Company has worked with the state legislators to ensure that the Company at all times remained in compliance with Oklahoma law and that the interests of its shareholders to have annual elections for all directors are accommodated. As a result, the Company will, for the third year in a row, elect directors to a one-year term at the 2013 Annual Meeting. Changing domiciles will have no impact on the Company's ability to elect its directors to one-year terms. Despite Proponent's apparent belief that Delaware law is not affected by the wishes of its legislature, there is no guarantee that reincorporating in Delaware will have any impact on the Company's ability to hold annual elections for all directors. The ultimate goal of the Proposal, to provide for the annual election of all OGE Energy directors, already has been accomplished.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 34-12598* (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead the standard for exclusion is substantial implementation. *See Exchange Act Release No. 34-40018* (May 21, 1998, *n. 30 and accompanying text*); *see also Exchange Act Release No. 34-20091* (August 16, 1983).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (April 19, 1999 and March 29, 1999). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Under this standard, the Company has substantially implemented the essential objective of the Proposal because the Company's charter and bylaws already provide for the annual election of all directors, just as the Proponent has requested. The Company regularly monitors proceedings at the state legislature, including proposed revisions to the corporate statutes. The Board lacks unilateral authority to do anything more that would have the effect of prohibiting a legislature, whether it be Delaware or Oklahoma, from changing corporate law. The Company has done everything it can to implement the Proposal.

Therefore, the Company believes that the actions it has taken to date, including specifically amending its charter and bylaws in 2010 to provide for the annual election of all directors, have achieved the "essential objective" of, and therefore substantially implemented, the Proposal, so that the Company may properly omit the Proposal from the Company's 2013 proxy materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the Company's 2013 proxy materials on the basis of Rule 14a-8(i)(10).

II. Rule 14a-8(i)(4) – The Proposal May Be Omitted Because it Relates to a Personal Grievance.

Rule 14a-8(i)(4) allows registrants to exclude proposals which relate to the redress of a personal claim or grievance against the company *or any other persons* or which are designed to result in a benefit to the proponent or to further a personal interest not shared by the shareholders at large.

The provision was developed "because the Commission does not believe an issuer's proxy materials are a proper forum for airing personal claims or grievances." *Exchange Act Release No. 34-12999* (November 22, 1976). The Commission has consistently taken the position, see *Proposed Amendments to rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135* (October 14,

1982), that rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor rule [rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

In fact, the Staff has indicated that the shareholder proposal process may not be used as a tactic to redress a personal grievance even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest. See *Exchange Act Release No. 34-19135* (October 14, 1982) *supra* (stating that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now (i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest").

In this instance, the real target of the Proposal, and the source of the Proponent's grievance, is Chesapeake Energy Corporation. In the supporting statement, the Proponent mentions Chesapeake more times than he mentions OGE Energy. In fact, the Proponent has submitted shareholder proposals to Chesapeake in each of the past 5 years, including last year's proposal for re-incorporating in Delaware. It is apparent that the Proponent is frustrated by the actions he believes Chesapeake has taken in an attempt to thwart his goal of annual elections of directors at Chesapeake. The Proposal, while couched as a corporate governance issue, presumably of interest to the shareholders at large, is actually nothing more than a personal grievance against Chesapeake Energy, which the rest of the OGE Energy shareholders do not share. As the Staff has determined previously, such a purpose is inappropriate for a shareholder proposal. See *Bankers Trust New York Corporation* (December 29, 1993) (permitted omission of proposal related to personal claim or grievance against third party).

The Staff has noted that the costs and time associated with dealing with proposals relating to a personal claim or grievance do a disservice to the interests of stockholders as a whole. *Exchange Act Release No. 34-19135* (October 14 1982). Each submission unnecessarily diverts the resources of the Company as well as of the Staff. In light of the Proponent's personal apparent dissatisfaction with various management decisions made by Chesapeake Energy, it is clear that the Proposal is designed to air a personal grievance against Chesapeake Energy and its management. Therefore, on behalf of the Company, we request that the Staff recommend no enforcement action if the Company excludes the Proposal from its 2013 proxy materials pursuant to rule 14a-8(i)(4).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2013 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,



Robert J. Joseph

cc: Gerald R. Armstrong

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

November 28, 2012

OGE ENERGY CORP.
Attention: Corporate Secretary
321 North Harvey
Post Office Box 321
Oklahoma City, Oklahoma 73101-0321

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of OGE ENERGY CORP., at the coming annual meeting in 2013, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 79.9356 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

*** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of OGE ENERGY CORP. request its Board of Directors to take the steps necessary, at the earliest possible time, to re-incorporate in the State of Delaware.

STATEMENT

In the shareholder meetings of 2008 and 2009, shareholders strongly supported proposals to create one-year terms for all Directors at OGE ENERGY CORP. In the 2010 annual meeting, the Board of Directors recommended adoption of an amendment to do this which passed with a most substantial vote.

In the 2008 annual meeting of ONEOK, Inc., its shareholders overwhelmingly supported an amendment to require that all Directors be elected for one-year terms in future meetings.

The shareholders of Chesapeake Energy Corporation, in 2008, supported a shareholder proposal to require all of its directors to be elected annually which received votes of 231,525,541 shares, 61% of shares voted, worth $13,440,057,655 on the meeting date.

The board of Chesapeake disregarded this mandate and in the fall of 2010, caused the state legislature of Oklahoma to amend a proposed law, which was passed and signed by the governor, that included a requirement that all corporations incorporated in Oklahoma with more than 1,000 shareholders, be required to have classified boards of directors with three-year terms for each director. These actions caused OGE ENERGY CORP. and ONEOK, INC. to be in violation of the Oklahoma statute.

In the best interests of their shareholders, OGE and ONEOK sought, successfully, legislation to exempt corporations which had one-year terms in place for their directors prior to the new "Chesapeake" statute which was eventually passed and signed by the governor. This was very costly to each in amounts of time and money spent to correct the misdeeds of the legislature.

In the 2012 annual meeting of Chesapeake Energy Corporation, shareholders voted 225,912,663 shares, 57% of shares voted, worth $4,147,756,492.68 for a proposal, endorsed by corporate governance consultants, to re-incorporate in Delaware.

The proponent believes if OGE ENERGY CORP., ONEOK, INC., and CHESAPEAKE ENERGY CORPORATION were to reincorporate in Delaware, it would give each greater governance as the Delaware legislature is known for fairness and integrity in dealing with the many issues facing corporations and their shareholders and not be faced with the whims of Chesapeake Energy Corporation which seems to have a powerful influence over the state legislature and governor who seem beholden to it.

The proponent believes that as there has been no apparent change in the make-up of the state legislature of Oklahoma, Delaware would be a better domicile for our corporation. It should be noted that The Williams Companies, Inc., and Devon Corporation are two successful energy corporations which have adopted annual election provisions for all Directors and are not affected by the whims of the Oklahoma legislature and both are incorporated in Delaware.

If you agree, please vote "FOR" this proposal.